Exhibit 99.1

Newegg Announces Year End 2022 Results and 2023 Guidance

CITY OF INDUSTRY, Calif., April 24, 2023 - Newegg Commerce, Inc. (NASDAQ: NEGG), a leading global technology e-commerce retailer, today announced results for the year ended December 31, 2022 and guidance for the year ending December 31, 2023.

“Our growth slowed in 2022 primarily related to factors outside of our control, including weaker demand for consumer technology products and finished goods following strong sales throughout the pandemic,” said Newegg CEO Anthony Chow. “Macroeconomic headwinds, including rising interest rates and high inflation, further hindered our sales growth. Technology and consumer electronics retail sales have been impacted by the shift in short-term consumer spending habits towards experiential purchases as pandemic-related restrictions have eased. Moreover, the volume of technology purchases made during the pandemic, combined with longer product lifespans, are expected to extend the consumer upgrade cycle. Despite these challenges, we weathered a difficult sales environment and made adjustments throughout the year to deliver better than expected results.”

Newegg Chief Accounting Officer Christina Ching noted, “2022 was a year of correction for Newegg. After experiencing a pandemic-driven surge in demand from 2020 to 2021, we faced new challenges in 2022 relating to weakened consumer demand, which negatively affected our net sales, leading to inventory oversupply and discount pricing and a negative impact to our gross margin.  In response, we carefully controlled inventory levels to preserve working capital. We also implemented multiple cost savings initiatives, including warehouse automation and consolidation, to align our cost structure with our 2023 net sales expectations. We expect to continue to identify and implement additional cost savings throughout 2023.”

2022 Year End Financial Highlights

●	Net sales decreased to $1.72 billion, compared to $2.38 billion in 2021.

●	GMV (defined below) decreased to $2.20 billion, compared to $3.03 billion in 2021.

●	Gross profit decreased to $216.6 million, compared to $326.0 million in 2021.

●	Net loss was $57.4 million, compared to net income of $36.3 million in 2021.

●	Adjusted EBITDA (defined below) decreased to $0.6 million, compared to $52.4 million in 2021.

2022 Full Year Operational Metrics

●	Average order value was $411 for the year ended December 31, 2022, compared to $442 for the prior year.

●	Active customers, defined as unique customer IDs with at least one item purchased on Newegg platforms in the past 12 months, totaled approximately 2.7 million as of December 31, 2022, a decrease from 3.5 million for the prior year.

●	Repeat purchase rate, which is the percentage of active customers who made at least two purchases on Newegg platforms during the past 12 months, was 31.3% as of December 31, 2022, compared to 31.9% for the prior year.

2023 Full Year Guidance

The Company currently expects to achieve the following financial performance for the upcoming year ending December 31, 2023:

●	Net sales to be between $1.52 billion and $1.58 billion.

●	GMV to be between $1.94 billion and $2.03 billion.

●	Gross profit to be between $189.0 million and $200.0 million.

●	Net loss to be between $39.0 million and $50.0 million.

●	Adjusted EBITDA to be between $-(5.3) million and $3.9 million.

Mr. Chow added, “With our strong industry position and brand recognition, we remain optimistic about our competitive position in the marketplace and our future. Throughout the year, we continued to receive favorable allocations and competitive pricing from our top-tier brand manufacturer partners for highly anticipated new products launching to the global market. We continue to provide value-added services to our marketplace sellers in both North America and APAC, including a suite of services ranging from paid sponsored ads to third-party fulfillment. From a marketing perspective, we continued to reduce and shift spending to better yielding channels. We’ve implemented the innovative features of ChatGPT from OpenAI to several business areas including our PC Builder shopping tool, customer service chat and search engine optimization. We’ve also onboarded hundreds of new social media content creators to our influencer program, Newegg Creator, in order to generate promotional content, increase brand awareness and drive sales. Lastly, we plan to continue to invest in Newegg Media, our content creation division, which produces daily shoppable livestreams and promotional video content to drive customer engagement. Notwithstanding the current market environment, we believe these and other initiatives position Newegg for long-term success in both existing and new growth areas.”

The Company anticipates filing its annual report on Form 20-F for the year ended December 31, 2022, on April 27, 2023.

About Newegg

Newegg Commerce, Inc. (NASDAQ: NEGG), founded in 2001 and based in the City of Industry, Calif., near Los Angeles, is a leading global online retailer for PC hardware, consumer electronics, gaming peripherals, home appliances, automotive and lifestyle technology. Newegg also serves businesses’ e-commerce needs with marketing, supply chain, and technical solutions in a single platform. For more information, please visit Newegg.com.

Follow Newegg on Twitter, TikTok, Instagram, Facebook, YouTube, Twitch and Discord.

Non-GAAP Financial Information

This press release presents certain “non-GAAP” financial measures. The components of these non-GAAP measures are computed by using amounts that are determined in accordance with accounting principles generally accepted in the United States of America (“GAAP”). A reconciliation of non-GAAP financial measures used in this press release to their nearest comparable GAAP financial measures is included in the schedules attached hereto.

GMV

The Company defines gross merchandise value, or GMV, as the total dollar value of products sold on its websites and third-party marketplace platforms (including Nutrend and Rosewill sales), directly to customers and by its Marketplace sellers through Newegg Marketplace, net of returns, discounts, taxes, and cancellations. GMV also includes the services fees charged through its Newegg Partner Services (“NPS”) in rendering services for its third-party logistics (“3PL”), shipped-by-Newegg (“SBN”), staffing and media ad services, as well as the sales made by its Asia subsidiaries.

Adjusted EBITDA

Newegg calculates Adjusted EBITDA as net income/loss, excluding stock-based compensation expense, depreciation and amortization expense, interest income, net, income tax (benefit) provision, gain/loss from warrants liabilities, gain/loss from sales of investment, impairment of equity investment, and loss (income) from equity investment.

Newegg believes that exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and excludes items that it does not consider to be indicative of its core operating performance. Accordingly, Newegg believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of Newegg’s results as reported under GAAP. Some of these limitations are: although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation; Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to Newegg; and other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating profit and Newegg’s other GAAP results.

Cautionary Statement Concerning Forward-Looking Statements

This news release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations, opinion, belief or forecasts of future events and performance. A statement identified by the use of forward-looking words including “will,” “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and certain other statements about the future may be deemed forward-looking statements. Although Newegg believes that the expectations reflected in such forward-looking statements are reasonable at the time given, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release. These risks and uncertainties include the impact of the COVID-19 pandemic, changes in global economic and geopolitical conditions and customer demand and spending, inflation, interest rates and global supply chain constraints. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. The forward-looking statements in this press release are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law, or those prepared by third parties that are not paid for by the Company. The Company’s SEC filings are available at http://www.sec.gov.

Contact

Newegg Commerce, Inc.:

Investor Relations

ir@newegg.com

NEWEGG COMMERCE, INC.

Consolidated Balance Sheets

December 31, 2022 and 2021

(In thousands, except par value, unaudited)

	2022	2021
Assets
Current assets:
Cash and cash equivalents	$122,559	$99,993
Restricted cash	947	4,337
Accounts receivable, net	83,517	62,373
Inventories, net	156,016	245,078
Income taxes receivable	5,173	1,303
Prepaid expenses	16,999	17,946
Other current assets	5,611	7,931
Total current assets	390,822	438,961

Property and equipment, net	45,075	50,149
Noncurrent deferred tax assets	868	13,367
Investment at cost	11,250	15,000
Right of use assets, net	84,161	94,581
Other noncurrent assets	9,919	14,524
Total assets	$542,095	$626,582

Liabilities and Equity
Current liabilities:
Accounts payable	$207,147	$220,776
Accrued liabilities	51,003	74,689
Deferred revenue	31,028	39,767
Line of credit	6,056	6,182
Current portion of long-term debt	269	293
Lease liabilities – current	14,265	14,603
Total current liabilities	309,768	356,310

Long-term debt, less current portion	1,404	1,843
Income taxes payable	739	696
Lease liabilities – noncurrent	74,838	84,307
Other liabilities	124	1,144
Total liabilities	386,873	444,300

Stockholders’ Equity
Common Stock, $0.021848 par value; unlimited shares authorized; 376,660 and 369,719 shares issued and outstanding as of December 31, 2022 and 2021, respectively	8,230	8,078
Additional paid-in capital	232,776	197,613
Notes receivable – related party	(15,189)	(15,189)
Accumulated other comprehensive income	1,114	6,060
Accumulated deficit	(71,709)	(14,280)
Total stockholders’ equity	155,222	182,282
Total liabilities and stockholders’ equity	$542,095	$626,582

NEWEGG COMMERCE, INC.

Consolidated Statements of Operations

Years ended December 31, 2022 and 2021

(In thousands, unaudited)

	2022	2021
Net sales	$1,720,273	$2,376,225
Cost of sales	1,503,647	2,050,249
Gross profit	216,626	325,976
Selling, general, and administrative expenses	266,164	292,464
Income (loss) from operations	(49,538)	33,512
Interest income	1,164	1,079
Interest expense	(685)	(612)
Other income, net	5,280	1,758
Impairment of equity method investment	(2,281)	—
Loss from equity method investment	—	(7,374)
Gain from sales of investment	1,669	—
Gain from disposal of a subsidiary	—	2,043
Change in fair value of warrants liabilities	1,063	61
Income (loss) before provision for income taxes	(43,328)	30,467
Provision for (benefit from) income taxes	14,101	(5,795)
Net income (loss)	$(57,429)	$36,262

NEWEGG COMMERCE, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2022 and 2021

(In thousands, unaudited)

	2022	2021
Cash flows from operating activities:
Net income (loss)	$(57,429)	$36,262
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	11,021	10,838
Allowance for expected credit losses	697	1,718
Recovery of related party receivable	(50)	(335)
Provision for obsolete and excess inventory	9,537	8,274
Stock-based compensation	33,939	6,285
Impairment of equity method investment	2,281	—
Loss from equity method investment	—	7,374
Gain from sales of investment	(1,669)	—
Change in fair value of warrant liabilities	(1,063)	(61)
Loss on disposal of property and equipment	431	83
Gain from disposal of subsidiary	—	(2,043)
Unrealized loss on marketable securities	55	101
Deferred income taxes	12,499	(12,698)
Changes in operating assets and liabilities:
Accounts receivable	(21,969)	788
Inventories	78,766	(70,830)
Prepaid expenses	905	(2,152)
Other assets	9,982	(50,919)
Accounts payable	(14,063)	(20,072)
Accrued liabilities and other liabilities	(34,449)	41,547
Deferred revenue	(8,941)	(7,443)
Dues from affiliate	—	(3)
Net cash provided by (used in) operating activities	20,480	(53,286)
Cash flows from investing activities:
Payments to acquire property and equipment	(9,190)	(13,839)
Proceeds on disposal of property and equipment	1	1
Proceeds from sale of investment	5,419	—
Net cash used in investing activities	(3,770)	(13,838)
Cash flows from financing activities:
Borrowings under line of credit	46,188	787
Repayments under line of credit	(45,742)	—
Repayments of long-term debt	(274)	(285)
Cash received from common control asset transaction	—	11,426
Proceeds from exercise of warrants	—	538
Proceeds from exercise of stock options	2,890	270
Payments for employee taxes related to stock compensation	(1,514)	—
Net cash provided by financing activities	1,548	12,736
Foreign currency effect on cash, cash equivalents and restricted cash	918	972
Net increase (decrease) in cash, cash equivalents and restricted cash	19,176	(53,416)
Cash, cash equivalents and restricted cash:
Beginning of period	104,330	157,746
End of period	$123,506	$104,330

Schedule 1

Reconciliation of Net Sales to GMV

	For the Year Ended December 31,
	2022	2021
	(in millions)
Net Sales	$1,720.3	$2,376.2
Adjustments:
GMV - Marketplace	552.2	742.4
Marketplace Commission	(49.6)	(67.0)
Deferred Revenue	(9.3)	(8.3)
Other	(17.5)	(14.9)
GMV	$2,196.1	$3,028.4

Schedule 2

Reconciliation of Net Income (Loss) to Adjusted EBITDA

	For the Year Ended December 31,
	2022	2021
	(in millions)
Net income (loss)	$(57.4)	$36.3
Adjustments:
Stock-based compensation expenses	33.9	6.3
Interest income, net	(0.5)	(0.5)
Income tax (benefit) provision	14.1	(5.8)
Depreciation and amortization	11.0	10.8
Impairment of equity method investment	2.3	—
Loss from equity method investment	—	7.4
Gain from sale of investment	(1.7)	—
Gain from disposal of subsidiary	—	(2.0)
Gain from change in fair value of warrants liabilities	(1.1)	(0.1)
Adjusted EBITDA	$0.6	$52.4